                                GRAUBARD MILLER
                              405 Lexington Avenue
                            New York, New York 10174

                                                     DIRECT DIAL: (212) 818-8638

                                 March 31, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

             Re:  Jaguar Acquisition Corporation
                  Registration Statement on Form S-1 ("Registration Statement")
                  Supplemental response dated March 28, 2006
                  File No. 333-127135
                  -------------------

Dear Mr. Reynolds:

         On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated March 30, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 7 to the Registration Statement
("Amendment No. 7"), a copy of which has been marked with the changes from
Amendment No. 6 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 7 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.
Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 7 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.       WE NOTE THAT THE PURCHASERS OF THE 116,667 UNITS EXECUTED THEIR
         SUBSCRIPTION AGREEMENTS ON DECEMBER 9, 2005 AND THAT "THESE PURCHASES
         WILL TAKE PLACE ON A PRIVATE PLACEMENT BASIS SIMULTANEOUSLY WITH THE
         CONSUMMATION OF THIS OFFERING." WE ALSO NOTE YOUR PRIOR RESPONSE THAT
         "THE PURCHASERS OF THE INSIDERS [SIC] UNITS HAVE ENTERED INTO BINDING
         SUBSCRIPTION AGREEMENTS WITH THE COMPANY IN WHICH SUCH PURCHASERS HAVE
         IRREVOCABLY AGREED TO PURCHASE THE INSIDER UNITS SUBJECT TO ONE
         REMAINING CONDITION - THE SEC DECLARING THE REGISTRATION STATEMENT
         EFFECTIVE." YOUR RELIANCE ON THE BLACK BOX INC. NO-ACTION LETTER (JUNE
         26, 1990) TO SUPPORT YOUR BELIEF THAT YOU CAN REGISTER THE 116,667
         UNITS FOR RESALE APPEARS INAPPROPRIATE. TO RELY ON THE PRIVATE
         INVESTMENT

Mr. John Reynolds
March 31, 2006

         PUBLIC EQUITY ANALYSIS, THE PRIVATE OFFERING MUST BE COMPLETED PRIOR
         TO FILING THE RESALE REGISTRATION STATEMENT SO THAT RULE 152 IS
         AVAILABLE. WE NOTE IN YOUR CASE THAT YOU DID NOT COMPLETE THE PRIVATE
         PLACEMENT OF THE INSIDER UNITS PRIOR TO FILING YOUR REGISTRATION
         STATEMENT. IT APPEARS THE COMPANY MAY NOT REGISTER THE 116,667 UNITS
         FOR RESALE. PLEASE REVISE TO REMOVE THE INSIDER UNITS FROM THE
         COMPANY'S REGISTRATION STATEMENT AND MAKE APPROPRIATE REVISIONS
         THROUGHOUT THE REGISTRATION STATEMENT.

         We have revised the Registration Statement as requested.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                          Very truly yours,

                                          /s/ Jeffrey M. Gallant

                                          Jeffrey M. Gallant

cc:      Jonathan Kalman
         James S. Cassano
         C. Richard Corl
         David M. Nussbaum
         Steven Levine
         Alan I. Annex, Esq.